EXHIBIT 12.1

NPS PHARMACEUTICALS, INC

STATEMENT REGARDING COMPUTATION

OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Earnings (Loss)
Pre-tax loss before adjustments for income equity from investees and cumulative effect on prior years of changes in accounting principle	$(51,329)	$(87,127)	$(172,925)	$(166,618)	$(169,778)
Total fixed charges	399	381	4,134	8,297	25,937
Distributed income of equity investees	1,661	193	—	—	—

Total losses before fixed charges	$(49,269)	$(86,553)	$(168,791)	$(158,321)	$(143,841)

Fixed Charges
Interest expense	$5	—	$3,718	$7,527	$25,119
Assumed interest attributable to rentals	394	381	416	770	818

Total fixed charges	$399	$381	$4,134	$8,297	$25,937

Deficiency of earnings available to cover fixed charges	$(49,668)	$(86,934)	$(172,925)	$(166,618)	$(169,778)

Ratio of earnings available to cover fixed charges

For the years ended December 31, 2001, 2002, 2003, 2004 and 2005 our earnings were insufficient to cover fixed charges for those periods by $49,668, $86,934, $172,925, $166,618 and $169,778, respectively. In calculating the ratio of earnings available to cover fixed charges, “earnings” consist of pre-tax income (loss) before adjustments for income from equity investees, plus fixed charges and distributed income from equity investees. Fixed charges consists of interest expense and estimated interest included in rental expense.